September 29, 2011

United States Securities & Exchange Commission
Anne Nguyen Parker, Branch Chief
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:  Puissant Industries, Inc. (the “Company”, “us” or “our”)
        Amendment 5 to Registration Statement on Form S-1
        File No. 333-174222

Dear Ms. Parker:

Please find below, the responses  to the Commission’s Comment Letter dated September 16, 2011, regarding the above referenced Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Plan of Operation, page 25

Staff Comment 1
In response to prior comment 7 from our letter dated August 9, 2011, you revised your disclosure on page 27 to disclose that your initial drilling will be exploratory, and that if you decide to drill any well, which is not certain, there is a high probability that any such well will not result in economically producible hydrocarbons. Accordingly, please revise your disclosure on page 26 which references that you plan to begin drilling “and producing” of Knox wells and Devonian shale “development” oil and/or gas wells.

Company Response to Comment 1
We have revised our disclosure on page 26 to reflect that we plan to begin Knox and Devonian shale oil and/or gas wells.

Staff Comment 2
Results of Operations, page 27
For the period July 6, 2009 to June 30, 2010
2. It appears that this section discloses your expense from July 6, 2009 (inception) through June 30, 2011. As such, please revise your header and first sentence to present the correct dates.

Company Response to Comment 2
We have revised our header to correct the correct date in the header and first sentence to correct te date.

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Staff Comment 3
Please explain why you removed the section title “Liquidity” from page 28. The information that follows appears your disclosure of liquidity during the periods presented. If correct, please label this disclosure appropriately

Company Response  to Comment 3
We have replaced the title “Liquidity on page 28.

Staff Comment 4
Executive Compensation, page 32
We note your revision to the table on page 33 in response to comment 9 from our letter dated August 9, 2011. Please make similar revisions to the director compensation table on page 34.

Company Response to Comment 4
We have revised the director compensation table on page 34.

Staff Comment 5
For the period July 6, 2009 to June 30, 2011
Please revise the reference to June 30, 2010 in the first sentence.

Company Response to Comment 5
We have revised the reference to June 30, 2010 in the first sentence.

Staff Comment 6
Notes to Financial Statements
Note 9 – Equity, page F-17
We note your response to prior comment 14 from our letter dated August 9, 2011 indicates that the leases assigned by your officers and directors were recorded based on the “actual dollars paid for the individual land leases.” However, it appears that your footnote disclosure continues to make reference to the $.0006 per share valuation of the shares issued in exchange for these leases. Please revise your disclosure to indicate your basis for recording the assigned leases. In addition, with reference to the applicable accounting guidance, please tell us how you compared the fair value of the oil and gas leases received to the fair value of the shares issued in these transactions.

Company Response to Comment 6
Capital stock may be sold or exchanged for assets or services.  Generally, in such cases, the item received should be recorded either at its fair value or the fair value of the stock issued, whichever is more clearly determinable.  SAB Topic 5.G (FASB ASC Topic 845-10-S99) provides that  transfers of nonmonetary assets by promoters or shareholders to a company in exchange for stock prior to or at the time of the company’s initial public offering should be recorded at the transferors’ historical cost basis determine under GAAP.  FN3 further provides that the fair value of the common stock issued, however, is not appropriate when the stock is closely held and/or seldom or ever traded.  In our particular transaction, the Company’s founding shareholders paid cash totaling $3,121 for the land leases, which were exchanged for a total of 5,250,000 shares of common stock.  There was no fair value for the common stock issued in the transaction; it was newly issued and had never been traded on a private or public basis.  The historic cost of the land leases is the $3,121, the amount the shareholders paid in cash when acquiring the land leases from various parties.  The land leases were exchanged for the 5,250,000 shares and an asset was recorded on the balance sheet for $3,121.  A total of 50,000 shares were issued on January 7, 2010, and the remaining 5.2 million shares were issued on March 17, 2011, after the Company authorization to issue common stock was increased from 50,000 shares to 90 million shares.  We recorded these shares at $0.0006 per share, which represents the per share proration of the cost of the oil and gas leases ($3,121—historic cost) over the 5.250 million shares issued in exchange for the oil and gas leases.

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Note 9—Equity, page F-17
SEC Comment 7
We note your response to prior comment 15 from our letter dated August 9, 2011 states that you issued shares to Hamilton & Associates Law Group and Williams Law Group as a “non-refundable flat fee for services to be rendered” and that “the fee was earned and non-refundable as of November 3, 2010.”  Based on your disclosure, it appears that the related expense should have been recognized during the fiscal year ended December 31, 2010.  Please revised or advise.  Refer to FASB ASC 505-50-30-14.

Company Response to Comment 7
The Company determined, based on additional analysis of agreements and internal records and FASB ASC Topic 505, “Equity” that the total stock-based compensation costs of $100,000 associated with the  125,000 and 75,000 shares issued at par value to Hamilton & Associates Law Group and Williams Law Group, respectively, represented stock-based compensation that should have been recorded during the year ended December 31, 2010, because the fees earned by the two professional organizations were earned and “non-refundable” as of November 3, 2010. The Company has, therefore, restated its financial statements as of and for the six months ended June 30, 2011, to reflect that this stock-based compensation costs of $100,000, incurred in connection with the issuance of the 200,000 shares of common stock at par value, initially recorded in the quarter ended March 31, 2011, should have been recorded during the year ended December 31, 2011. These 200,000 shares of common stock were issued on March 29, 2011. (See Note 11—Restatement, page F-20, Note 10—Restatement, page F-41, and Response to SEC Comment 8.)

Note 11—Restatement, page F-19
Staff Comment 8
We note your response to prior comment 13 from our letter dated August 9, 2011 and the related revisions to your financial statements.  We also note that the related disclosure states that your financial statements were restated to reflect a change a change in the value assigned to 400,000 common shares issued to officers, directors, founders, and outside professionals and consultants for services provided from inception through December 31, 2010.  Please tell us when these shares were issued and when the related services were rendered.

Company Response to Comment 8
The 400,000 shares referenced above include the 125,000 and 75,000 shares issued at par value to Hamilton & Associates Law Group and Williams Law Group, respectively (See Response to SEC Comment 7). The remaining 200,000 shares includes 120,000 shares and 80,000 shares common stock issued at par to outside professionals and officers, directors, and founders, respectively. These 200,000 shares were issued on March 29, 2011. The Company determined, based on additional analysis of agreements, internal records and FASB ASC Topic 505, “Equity” that the stock-based compensation costs of $100,000 should have been recorded during the year ended December 31, 2010, because the services rendered by the outside professionals and officers, directors, and founders represented services provided to the Company during the year ended December 31, 2010. The Company has, therefore, restated its financial statements as of and for the year ended December 31, 2010 to reflect that this stock-based compensation cost of $100,000, incurred in connection with the issuance of 200,000 shares of common stock at par value, initially recorded in the quarter ended March 31, 2011, should have been recorded during the year ended December 31, 2010. The 400,000 shares of common stock was issued on March 29, 2011 as follows: Hamilton & Associates Law Group, 125,000 shares; Williams Law, 75,000 shares; other outside professionals, 120,000 shares; and officers, directors, and founders, 80,000 shares. The total stock-based compensation cost of $200,000 (400,000 shares valued at $0.50) was reclassified from the financial results reported for six months ended to June 30, 2011 to the financial results reported for the year ended December 31, 2010.  This restatement of financial results did not change the financial results reported for the period, July 9, 2009 (Inception) through June 30, 2011. A $200,000 liability to issued stock was recorded at December 31, 2010 and is included as a current liability on the balance sheet. (See Note 11—Restatement, page F-20, Note 10—Restatement, page F-41, and Response to SEC Comment 7.)

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Staff Comment 9
We re-issue prior comment 16 from our letter dated August 9, 2011. Your response letter discloses that you have indicated that Cora J. Holbrook is signing in the capacity of your principal accounting officer. However, as filed this section has not been updated and is still dated July 19, 2011. Please revise to indicate who is signing in the capacity of your principal accounting officer or controller, and ensure that the next amendment is signed on or near the date filed.

Company Response 9
We have revised our filing to reflect that Cora J. Holbrook is signing in the capacity of principal accounting officer and updated the date.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/ Mark Holbrook
Mark Holbrook
Chief Executive Officer

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